MOBRIDGE EXPLORATIONS, INC.
13 Bastedo Crescent, Box 1526
Marathon, ON, P0T 2E0
Telephone:  807-625-6379
Facsimile: 807-625-6379

VIA FAX: 202-772-9204

March 9, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

Attention: Goldie B. Walker

Dear Sirs:

Re:	Form SB-2 - Request for Acceleration of Effective Date
Securities and Exchange Commission File Number 333-130673

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Monday, March 13, 2006 at 11:00am (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

/s/ Vic Rafuse

Mobridge Explorations, Inc.
Vic Rafuse, Director